

June 10, 2010

By U.S. Mail and facsimile to (612) 303-0838

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

       RE: U.S. Bancorp
               Form 10-K for Fiscal Year Ended December 31, 2009
               Form 10-Q for the Fiscal Quarter Ended March 31, 2010
               File No. 001-06880

Dear Mr. Cecere:

       We have reviewed your response dated June 2, 2010 to our comment letter dated May 27, 2010. Please provide us with the following additional information:

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Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Profile

Restructured Loans Accruing Interest, page 41

1. We refer to your response to comment one of our letter dated May 27, 2010. Please revise your disclosure in future filings to provide a more comprehensive discussion of your restructured loans and related modification programs, including a discussion of how you determine whether a loan modification should be classified as a troubled debt restructuring ("TDR"). With respect to those short term modifications discussed in your response, please disclose the following:

   - Provide a more granular discussion of these loan modifications and explain how you determined they should not be classified as TDRs;
   - Quantify the amount of loan modifications that you do not consider to be TDRs due to the short term nature of the concessions granted; and
   - State whether you believe your impairment measurements for these short term loan modifications are materially consistent with the relevant accounting guidance in ASC 310-10-35.

2. As a related matter, please ensure that your future filing disclosures characterize loan modifications/restructured loans/TDRs consistently throughout the document in all tables and discussions.

3. In your response, you indicate that extensions of commercial loan maturity dates of less than 12 months are often an administrative first step with borrowers that the Company believes ultimately will pay all contractual amounts owed under the original terms of the loan, even though the borrowers are experiencing some level of financial stress. Please respond to the following:

   - Provide us with information regarding the success rates for these types of temporary modifications. If practicable, quantify the percentage of loans that are fully repaid at the conclusion of the extension period, loans that are modified under permanent actions, and loans that ultimately result in foreclosure;
   - Tell us whether you charge fees to the borrower at the time of the loan extensions and how those fees compare to the fees charged at the time of the initial loan origination;

- Tell us whether you have a history of granting these short-term loan extensions more than once to the same borrower;
- Tell us how you believe these borrowers are satisfying the loan obligation when the loan becomes due at the maturity of the extension (e.g., by completion or sale of the project, a guarantor settling the obligation, etc.); and
- Notwithstanding the fact that you do not consider these loan modifications to be TDRs due to the short term nature of the extensions, tell us whether you believe you have granted a concession when you extend a loan at the original contractual rate. In this regard, explain whether you give any consideration to whether the borrower (who is experiencing some level of financial stress) would qualify for these same loan terms if they were to apply for new financing under your current underwriting guidelines.

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You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3426 if you any questions.

Sincerely,

Angela Connell
Staff Accountant